EXHIBIT (m)(1)(b)

Schedule A

EATON VANCE VARIABLE TRUST

AMENDED AND RESTATED DISTRIBUTION PLAN

September 15, 2014

Distribution fees are accrued daily and payable monthly as a percentage of the average daily net assets of the Class.

Fund	Distribution Fee
Eaton Vance VT Bond Fund - Initial Class shares	0.25%
Eaton Vance VT Large-Cap Value Fund - Initial Class shares	0.25%
Eaton Vance VT Floating-Rate Income Fund - Initial Class shares	0.25%

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